Exhibit 99.5

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto Alcan’s aluminium transportation returns to normal at Boyne Smelters Limited
21 January 2011
Rio Tinto Alcan today announced the termination of the force majeure event which had affected some of its customers being supplied with aluminium from Boyne Smelters Limited near Gladstone and that transport operations have returned to normal.
Flood waters are receding, road and rail access is available and the Port of Brisbane is open, allowing the transport of products to domestic and international customers.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 2

For further information, please contact:

Media Relations, Australia / Asia	Media Relations, EMEA / Americas

David Luff	Illtud Harri
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1152
Mobile: +61 (0) 419 850 205	Mobile: +44 (0) 7920 503 600

Karen Halbert	Tony Shaffer
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 412 119 389	Mobile: +44 (0) 7920 041 003

Bruce Tobin	Christina Mills
Office: +61 (0) 3 9283 3612	Office: +44 (0) 20 7781 1154
Mobile: +61 (0) 419 103 454	Mobile: +44 (0) 7825 275 605

Media Relations, Canada

Bryan Tucker
Office: +1 (0) 514 848 8151
Mobile: +1 (0) 514 825 8319

Investor Relations, Australia	Investor Relations, London

Dave Skinner	Mark Shannon
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 1178
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 576597

Simon Ellinor	David Ovington
Office: +61 (0) 7 3361 4365	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Christopher Maitland
Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 459 800 131

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media